Exhibit 4.1
Description of the Registrant’s Securities Registered
Under Section 12 of the Securities Exchange Act of 1934
DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK
The following summary of the material terms of the common stock and preferred stock of TXNM Energy, Inc. (“we” or “our”) does not purport to be complete and is subject to and qualified in its entirety by reference to our articles of incorporation, as amended (our “articles of incorporation”), and by-laws, as amended (our “by-laws”), each of which is incorporated herein by reference and attached as an exhibit to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. For a more complete understanding of our common stock and preferred stock, we encourage you to read carefully our articles of incorporation and by-laws, each as may be amended, and the applicable provisions of the New Mexico Business Corporation Act and the New Mexico Public Utility Act and other applicable provisions of the laws of the state of New Mexico.
General
Our authorized capital stock consists of 200,000,000 shares of common stock, no par value and 10,000,000 shares of preferred stock, no par value, of which 500,000 shares have been designated Convertible Preferred Stock, Series A (“Series A Preferred Stock”). As of February 21, 2020, no shares of our Series A Preferred Stock are issued and outstanding. Each share of Series A Preferred Stock is convertible at the option of the holder at any time into 10 shares of common stock, subject to certain anti-dilution adjustments.
Dividend Rights with Respect to Our Common Stock and Series A Preferred Stock
After giving effect to any prior rights of our Series A Preferred Stock, and any other series of preferred stock that should become outstanding, we will pay dividends on our common stock as determined by our Board of Directors (the “Board”) out of legally available funds. Our ability to pay dividends depends primarily upon the ability of our subsidiaries to pay dividends or otherwise transfer funds to us. Various financing arrangements, charter provisions and regulatory requirements may impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances.
Unless waived by the holders of at least two-thirds of the number of then outstanding shares of Series A Preferred Stock, no dividend on our common stock shall be declared unless a dividend on the Series A Preferred Stock is declared and paid at the same time in an amount equal to the dividend that would be received by a holder of the number of shares (including fractional shares) of common stock into which such Series A Preferred Stock is convertible on the record date for such dividend.
Voting Rights with Respect to Our Common Stock and Series A Preferred Stock
Holders of common stock are entitled to one vote for each share held by them on all matters submitted to our shareholders. Holders of our common stock do not have cumulative voting rights in the election of directors. The New Mexico Business Corporation Act and our articles of incorporation and by-laws generally require the affirmative vote of a majority of the shares represented at a shareholder meeting and entitled to vote for shareholder action, including the election of directors. Under the New Mexico Business Corporation Act, some corporate actions, including amending the articles of incorporation and approving a plan of merger, consolidation or share exchange, require the affirmative vote of a majority of the outstanding shares entitled to vote, which could include, in certain circumstances, classes of preferred stock.
Our articles of incorporation limit the Board to designating voting rights for series of preferred stock only (1) when we fail to pay dividends on the applicable series of preferred stock, (2) when proposed changes to the articles of incorporation would adversely impact preferred shareholders’ rights and privileges and (3) if the Board issues a new series of preferred stock convertible into common stock and confers upon the holders of such convertible preferred stock the right to vote as a single class with holders of common stock on all matters submitted to a vote of holders of common stock at a meeting of shareholders other than for election of directors, with the same number of votes as the number of shares of common stock into which the shares of such preferred stock are convertible, provided that at all times the aggregate preferred stock outstanding with such voting rights is convertible into no more than 12 million shares of common stock.

Holders of each outstanding share of Series A Preferred Stock are entitled to vote as a single class with holders of our common stock on all matters submitted to our shareholders except the election of directors. Without first obtaining the consent or approval of the holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class, we cannot amend any provisions of our articles of incorporation in a manner that would have an adverse impact on the rights and privileges of the Series A Preferred Stock. Holders of our outstanding shares of Series A Preferred Stock are entitled to the number of votes corresponding to the number of shares of common stock into which such shares of Series A Preferred Stock are convertible on the record date for determining shareholders entitled to vote.
Our articles of incorporation do not allow our directors to create classes of directors. All directors are elected annually.

Liquidation Rights with Respect to Our Common Stock and Series A Preferred Stock
In the event we are liquidated or dissolved, either voluntarily or involuntarily, each share of Series A Preferred Stock is entitled to a liquidation preference of $1.00 per share. After that claim is satisfied, holders of our common stock are entitled to, ratably, an amount equal to (i) $1.00, divided by the number of shares of common stock into which a share of Series A Preferred Stock is then convertible, (ii) multiplied by the number of shares of common stock then outstanding. After that claim is satisfied, all remaining assets will be distributed to the holders of the Series A Preferred Stock and common stock ratably on the basis of the number of shares of outstanding common stock and, in the case of the Series A Preferred Stock, the number of shares of common stock into which the outstanding shares of Series A Preferred Stock are then convertible. The rights of the holders of our common stock to share ratably (according to the number of shares held by them) in the distribution of remaining assets will also be subject to the liquidation preferences and other rights of any additional series of preferred stock that we may issue in the future.
Preemptive Rights with Respect to Our Common Stock and Series A Preferred Stock
Neither the holders of our common stock nor the holders of our Series A Preferred Stock have a preemptive right to purchase shares of our authorized but unissued shares, or securities convertible into shares or carrying a right to subscribe to or acquire shares, except under the terms and conditions as may be provided by our Board in its sole judgment.
As discussed above, each share of Series A Preferred Stock is convertible at the option of the holder at any time into 10 shares of common stock, subject to certain anti-dilution adjustments.
Listing
Our common stock is listed on the New York Stock Exchange under the “TXNM” symbol.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. 250 Royall Street, Canton, MA 02021.

Preferred Stock

    Our Board is authorized, pursuant to our articles of incorporation, by resolution to provide for the issuance of up to 10,000,000 shares of preferred stock in one or more series and to fix, from time to time before issuance:

•the serial designation, authorized number of shares and the stated value;
•the dividend rate, if any, the date or dates on which the dividends will be payable, and the extent to which the dividends may be cumulative;

•the price or prices at which shares may be redeemed, and any terms, conditions and limitations upon any redemption;
•the amount or amounts to be received by the holders in the event of our dissolution, liquidation, or winding up;
•any sinking fund provisions for redemption or purchase of shares of any series;
•the terms and conditions, if any, on which shares may be converted into, or exchanged for, shares of other capital stock, or of other series of preferred stock; and
•the voting rights, if any, for the shares of each series, limited to circumstances when (1) we fail to pay dividends on the applicable series of preferred stock, (2) proposed changes to the articles of incorporation would adversely impact preferred shareholders’ rights and privileges and (3) the Board issues a new series of preferred stock convertible into common stock and confers upon the holders of such convertible preferred stock the right to vote as a single class with holders of common stock on all matters submitted to a vote of holders of common stock at a meeting of shareholders other than for election of directors, with the same number of votes as the number of shares of common stock into which the shares of such preferred stock are convertible, provided that at all times the aggregate preferred stock outstanding with such voting rights is convertible into no more than 12 million shares of common stock. Currently, of the 10,000,000 authorized shares of preferred stock, 500,000 have been designated as Series A Preferred Stock, and no Series A Preferred Stock shares have been issued and are outstanding.
     Prior to the issuance of shares of each series of our preferred stock, our Board is required to adopt resolutions and file articles of amendment with the New Mexico Public Regulation Commission. The certificate of amendment will fix for each series the designation and number of shares and the rights, preferences, privileges and restrictions of the shares subject to the limitations set forth above.

All shares of preferred stock will, when issued, be fully paid and nonassessable and will not have any preemptive or similar rights. We are not required by the New Mexico Business Corporation Act to seek shareholder approval prior to any issuance of authorized but unissued stock.

Limitation of Liability and Indemnification of Officers and Directors

Our articles of incorporation provide that liability for our directors for monetary damages will be eliminated or limited to the fullest extent permissible under New Mexico law and our by-laws provide that we must indemnify our officers and directors to the fullest extent permissible under New Mexico law.

Certain Other Matters
Our articles of incorporation and by-laws include a number of provisions that may have the effect of discouraging persons from acquiring large blocks of our stock or delaying or preventing a change in our control. The material provisions that may have such an effect include:

•authorization for our Board to issue our preferred stock in series and to fix rights and preferences of the series (including, among other things, whether, and to what extent, the shares of any series will have voting rights, within the limitations described above, and the extent of the preferences of the shares of any series with respect to dividends and other matters);
•advance notice procedures with respect to any proposal other than those adopted or recommended by our Board; and
•provisions specifying that only a majority of the Board, the chairman of the Board, the president or holders of not less than one-tenth of all our shares entitled to vote may call a special meeting of stockholders.
Under the New Mexico Public Utility Act, approval of the New Mexico Public Regulation Commission is required for certain transactions which may result in our change in control or exercise of control.